

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

October 6, 2008

<u>Via U.S. Mail</u>

Laurence S. Levy
Chief Executive Officer
Rand Logistics, Inc.
461 Fifth Avenue, 25th Floor
New York, New York 10017

> **Re: Rand Logistics, Inc.**
> **Schedule TO**
> **File No. 005-80134**
> **Filed September 26, 2008**

Dear Mr. Levy:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Schedule TO</u>

<u>Items 3, 6, 8</u>

1.   Please revise your disclosure to include the disclosure set forth below these items in the offer document as delivered to security holders. See Rule 13e-4(d)(1) and (e)(1)(ii)(A).

Item 10. Financial Statements

2.   We note that your Offer Letter incorporates by reference the financial information required by Item 1010(a)(1) and (2) of Regulation M-A and discloses the information required by Item 1010(a)(4) on page 12. Please also disclose in the Offer Letter the ratio of earnings to fixed charges required by Item 1010(a)(3) of Regulation M-A.

Item 12. Exhibits

3.   Please affirmatively state whether Item 1016(g) and (h) is applicable. Please see General Instructions E to Schedule TO.

Offer Letter to Warrant Holders

Withdrawal Rights, page 6

4.   You indicate that tendered options may be withdrawn at any time before the expiration date but thereafter such tenders are irrevocable. Please revise this section to disclose the withdrawal rights provided in Rule 13e-4(f)(2)(ii).

Termination; Amendments; Conditions, page 13

5.   We do not object to the imposition of conditions in a tender offer provided that they are not within the direct or indirect control of the bidder and are specific and capable of objective verification when satisfied. In this regard, revise the disclosure in subparagraph (B) to allow for objective verification that the condition has been satisfied.

Risk Factors; Forward-Looking Statements, page 18

6.   We note your reference to Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. We also note your reference to the Private Securities Litigation Reform Act of 1995 in Exhibit 99.10. We remind you that the safe harbor protections for forward-looking statements contained in the federal securities laws do not apply to statements made in connection with a tender offer. See Section 21E(b)(2)(C) of the Securities Exchange Act of 1934 and Regulation M-A telephone interpretation M.2 available at www.sec.gov in the July 2001 Supplement to the Division of Corporation Finance's Manual of Publicly Available Telephone Interpretations. Please revise and refrain from referring to such safe harbor provisions in any future press releases or other communications relating to this tender offer.

7.   Please revise to eliminate the statement in the last sentence of the first paragraph under this heading that the company "assumes no obligation to update or revise such forward-looking statements to reflect events or circumstances that occur after such statements are made." This statement is inconsistent with your obligation to amend and promptly

disseminate revised information in the event that your existing disclosure materially changes.

The conversion of the Company's series A convertible preferred stock…, page 22

8.   Please disclose whether the issuance of your common stock in exchange for the tender of warrants will trigger the anti-dilution provisions of your series A convertible preferred stock.

Item 13. Additional Information; Miscellaneous, page 27

9.   Please reconcile the second sentence of the first paragraph and the last sentence of the third paragraph of this section.

10.   Refer to the second paragraph of this section. Should you exclude from the Offer those warrant holders residing in such jurisdictions, please explain how your tender offer would be in compliance with Rule 13e-4(f)(8)(i).

        As appropriate, please amend your filing in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

   •   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

   •   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please direct any questions to me at (202) 551-3444 or, in my absence, to Dan Duchovny, Special Counsel, at (202) 551-3619. You may also contact me via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Perry J. Hindin
Special Counsel
Office of Mergers & Acquisitions

cc (via facsimile): Todd J. Emmerman
Katten Muchin Rosenman LLP
(F) (212) 894-5873